

February 8, 2021

Daniel Schneiderman
Chief Financial Officer
AzurRx BioPharma, Inc.
1615 South Congress Avenue, Suite 103
Delray Beach, FL 33445

> **Re: AzurRx BioPharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 1, 2021**
> **File No. 333-252623**

Dear Mr. Schneiderman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Metoyer at 202-551-6001 or Ada Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James O'Grady, Esq.